

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 14, 2010

Mr. Stephen Groth
Chief Financial Officer
Pacific Asia Petroleum, Inc.
250 East Hartsdale Ave., Suite 47
Hartsdale, NY 10530

>   **Re: Pacific Asia Petroleum, Inc.**
>   **Registration Statement on Form S-3**
>   **File No. 333-163869**
>   **Filed December 18, 2009**
>
>   **Schedule 14A**
>   **Filed December 31, 2009**
>   **File No. 1-34525**
>
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2008**
>   **Filed January 6, 2010**
>   **File No. 0-52770**

Dear Mr. Groth:

        We have reviewed the above filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-3 and Schedule 14A

1.   We have limited our review of the registration statement and proxy statement to the ongoing review of the company's Form 10-K.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Compensation Discussion and Analysis, page 73

2.   We note your response to our prior comments 4 and 5. Please provide the other principal quantitative and qualitative performance objectives and results evaluated by the Compensation Committee in its review of named executive officer

performance for 2008 not included in your disclosure. In particular, include quantitative financial objectives and results to the extent the Compensation Committee relied upon them.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265, or in his absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director